767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Michael J. Aiello +1 212 310 8552 michael.aiello@weil.com

April 15, 2011

VIA EDGAR TRANSMISSION AND BY FEDEX
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street, N.E. Washington, DC 20549-3628 Attn: Ms. Mellissa Campbell Duru

Re:	Cedar Fair, L.P. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed by Cedar Fair, L.P.
Filed on April 12, 2011
File No. 001-09444

Dear Ms. Duru:

On behalf of our client, Cedar Fair, L.P. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) of the Company (File No. 001-09444).

Set forth below in bold is the comment in the Staff’s letter of April 14, 2011. Immediately following the Staff’s comment is the Company’s response to that comment, including, a cross-reference to the location of changes made in response to the Staff’s comment.

General

1.	You disclose that “[n]one of the items on the agenda at the Special Meeting are considered routine under the rules of the New York Stock Exchange” and that consequently, brokers will not be permitted to exercise discretionary voting authority. Given the type of solicitation being undertaking by the company as supported by Q Fund, it is our understanding that brokers may exercise their discretionary authority and vote with respect to Proposals 1 & 2. Please provide support for your assertion, or revise your disclosure as necessary.

We supplementally advise the Staff that we have consulted with representatives of the New York Stock Exchange regarding whether brokers would have discretionary voting authority in connection with a solicitation in which the board of directors of the subject company is recommending neither for nor against the proposals being considered. On April 8, 2011, via telephone conversation,

Ms. Duru U.S. Securities and Exchange Commission April 15, 2011 Page 2

which was subsequently confirmed by email correspondence, representatives of the New York Stock Exchange advised us that any proposal that is not fully recommended by the board, or with respect to which the board remains neutral, is automatically a non-discretionary matter. Based on this advice from the representatives of the New York Stock Exchange, we respectfully submit that brokers will be precluded from exercising discretionary authority to vote with respect to both Proposal 1 and Proposal 2 at the Special Meeting.

In addition, due to the fact that brokers will be precluded from exercising discretionary authority to vote with respect to all of the Proposals being considered at the Special Meeting, absent specific voting instructions from the beneficial owner of units, brokers will be precluded from submitting a proxy card to the Company and, therefore, there will not be any “broker non-votes” at the Special Meeting. We have revised the disclosure on pages 3 and 7 of the Preliminary Proxy Statement accordingly.

*        *        *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Duff Milkie

(Cedar Fair, L.P.)

Matthew J. Gilroy

(Weil, Gotshal & Manges LLP)